United States
Securities and Exchange Commission
Washington, D.C.  20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:	ICO, Inc.
Title of Class of Securities:	Common Stock
CUSIP Number:  449294206

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Philip R. Smith, Alphi Investment Management Company	847-405-9595
155 Pfingsten Road, Suite 360, Deerfield, Illinois  60015

Date of Event which Requires Filing of this Statement:
February 14, 1996




CUSIP No. 119885200
Page 2 of 3 Pages

1. Name of Reporting Person		Alphi Fund LP		IRS No. 36-3589366

2. Check the appropriate box if a member of a group		(a) [ ]
							(b) [x]

3. SEC Use Only

4. Source of Funds	00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
	N/A

6. Citizenship or Place of Organization	Delaware

7. Sole Voting Power		434,600

8. Shared Voting Power		0

9. Sole Dispositive Power		434,600

10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person		434,600

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	4.9%

14. Type of Reporting Person		PN

CUSIP No. 449294206
Page 3 of 3 Pages



ONLY THOSE ITEMS WHICH ARE HEREBY REPORTED ARE AMENDED.
ALL OTHER ITEMS REMAIN UNCHANGED.  ALL DEFINED TERMS SHALL
HAVE THE SAME MEANING AS PREVIOUSLY ASCRIBED TO THEM IN THE
ORIGINAL FILING OF SCHEDULE 13D, UNLESS OTHERWISE NOTED.

Item 5. Interest in Securities of the Issuer

		(a) Alphi is the beneficial owner of 434,600 Shares, which is 4.9% of the 8,923,911 Shares of the Company deemed to be outstanding as of
February 15, 1996.

		(b) AIMCO, in its capacity as general partner of Alphi, has the sole power to vote and sole power to dispose of 434,600 Shares owned by Alphi.
Individual limited partners of Alphi (but not the principals of AIMCO) may own Shares which are not included in the aggregate number of Shares reported in Item 5(a) above.

		(c) During the sixty (60) days preceding the date hereof, Alphi entered into the following transactions on behalf of itself:

Date Purchased		Number of Shares		Purchased Price
01/04/96		23,500				5.29
01/05/96		8,000				5.31
02/14/96		113,900				5.71

These sales were open market transactions made on the NASDAQ National Market System.

		(d) No person other than AIMCO, in its capacity as general partner of Alphi, has the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

		(e)  Not applicable


				********************

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:		February 15, 1996
Alphi Fund  L.P.
By:  /s/ Philip R. Smith
Philip R. Smith
Secretary of Alphi Investment Management Company, general partner